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                             November 30, 2023

       Jacob D. Cohen
       Chief Executive Officer
       Mangoceuticals, Inc.
       15110 N. Dallas Parkway, Suite 600
       Dallas, TX 75248

                                                        Re: Mangoceuticals,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
24, 2023
                                                            CIK No. 0001938046

       Dear Jacob D. Cohen:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Benjamin
Richie at 202-551-7857 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Industrial Applications and

                             Services
       cc:                                              David M. Loev